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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                                 CHEROKEE, INC.
                                 --------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                          ---------------------------
                         (Title of Class of Securities)

                                   16444H102
                                 (CUSIP Number)

       Ronald P. Givner, Esq., c/o Jeffer, Mangels, Butler & Marmaro LLP,
     2121 Avenue of the Stars, 10th Floor, Los Angeles, California 90067,
                                (310) 203-8080
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                January 27, 1998
                              -----------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 16444H102
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      ROBERT MARGOLIS

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS*
 4
      NOT APPLICABLE

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                            [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.

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                          SOLE VOTING POWER
                     7
     NUMBER OF            870,576 SHARES OF COMMON STOCK

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          718,541 SHARES OF COMMON STOCK
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             870,576 SHARES OF COMMON STOCK

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          718,541 SHARES OF COMMON STOCK
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,575,117 SHARES OF COMMON STOCK

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      18.3%

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      TYPE OF REPORTING PERSON*
14
      IN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       2
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ITEM 1.      SECURITY AND ISSUER

Securities:  Common Stock, $.02 par value ("Common Stock").

             Option to acquire Common Stock (the "Option").

Issuer:      Cherokee, Inc.
             6835 Valjean Avenue
             Van Nuys, California  91406

ITEM 2.      IDENTITY AND BACKGROUND

             a.    Robert Margolis

             b.    6835 Valjean Avenue
                   Van Nuys, California 91406

             c. Chief Executive Officer, Chairman, Member of the Board of Directors Cherokee Inc., 6835 Valjean Avenue, Van Nuys, California 91406

             d. The reporting person has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

             e. The reporting person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

             f.    United States of America.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

             Not Applicable.

ITEM 4.      PURPOSE OF THE TRANSACTION

             See Item 5.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

             As a result of his being a director and Chief Executive Officer of The Newstar Group, Inc. dba The Wilstar Group ("Wilstar") and his ownership of 100% of the outstanding shares of Wilstar, Mr. Margolis is deemed the indirect


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          beneficial owner of the 1,103,427 shares of common stock of Cherokee,
          Inc. owned by Wilstar.


          On January 27, 1998, Wilstar transferred 354,743 shares of the Common Stock of Cherokee, Inc, it held to five former shareholders in partial consideration for the redemption of their shares in Wilstar. Prior to the redemptions, which were effective as of June 1, 1997, Mr. Margolis only owned 50.17% of the interests in Wilstar and thus actually owned only an indirect 50.17 % economic interest in the shares of Cherokee, Inc. held by Wilstar. The other five former shareholders of Wilstar held the remaining 49.83% economic interest in Wilstar and the redemptions represent a distribution to them of their indirect economic interests in the Cherokee, Inc. shares held by Wilstar. Wilstar currently beneficially owns 718,541 shares or 8.3% of the outstanding Common Stock of Cherokee, Inc.

          As a result of the above transactions, Mr. Margolis' pecuniary interest in the shares of Cherokee, Inc. is now 1,575,117 shares (18.3% of the shares outstanding). Included in such shares are 5,000 shares which are issuable upon the exercise of a currently exercisable Option held by Mr. Margolis individually and granted in September 1997 by Cherokee, Inc., 865,576 shares held by Mr. Margolis as Trustee of the Robert Margolis Living Trust, dated April 6, 1995 (the "Trust") and 718,541 shares indirectly held through Wilstar. Mr. Margolis has shared investment and dispositive power over all of the shares he indirectly beneficially owns through Wilstar, and he has sole investment and dispositive power over the shares he owns through the Trust and the shares underlying the Option held by him.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUE.

          Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          a.   Not applicable

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                         SIGNATURES


          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

February 4, 1998

                                    /s/ Robert Margolis
                              -----------------------------
                                      ROBERT MARGOLIS


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